UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 5, 2016 titled “GeoPark announces 2016 work and investment guidelines”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2016 WORK AND INVESTMENT GUIDELINES

Base Case: 10-15% Production Growth

from Self-Funded $45-55 Million Adjustable Capital Program

Santiago, Chile – January 5, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced its work and investment program for 2016. (All figures are expressed in US Dollars).

Security and Growth amid Volatility

During 2015, GeoPark took decisive steps to adapt to the new oil price environment. The Company reduced its 2015 capital expenditure program by 75% year-over-year and implemented a significant cost-restructuring plan by decreasing production costs by more than 55%, drilling costs by more than 30%, and cash costs (OPEX, G&A, Selling and Other) per boe by more than 45%. This results in more than 85% of GeoPark’s production staying cash flow positive if prices declined to $25-30 per barrel.

These cost reduction initiatives were implemented while preserving GeoPark’s long-term growth strategy. After a successful drilling campaign that resulted in the discovery of three new oil fields, production reached record levels in the fourth quarter of 2015 with an exit production rate of approximately 24,000 boepd. The Company’s new project acquisition efforts across the region continued producing results with the successful acquisition of a new block in Argentina and three new blocks in Brazil. GeoPark’s balance sheet and cash position were also further strengthened by a new offtake and $100 million funding agreement with Trafigura.

In building its 2016 work program, GeoPark’s capital allocation methodology allows it to rank and select, from its expansive inventory across five countries, the most attractive projects based on economic, technical and strategic criteria. This results in a modular-type work program that can be expanded or reduced depending on oil price or project performance and can be continuously monitored to balance investment with operating funds. This foundation allows GeoPark to continue to protect and grow its base performance, maintain flexibility and pursue new project opportunities in a volatile environment.

James F. Park, Chief Executive Officer of GeoPark, said: “Despite the headwinds in our industry, GeoPark’s ten year steady track-record of growth continues. Our performance again demonstrates: 1. the quality and depth of our asset base; 2. our financial resilience and strength; and 3. the experience and capabilities of our team. We have built our 2016 program from a rich project inventory, with a balance between cash preservation and cash generation, and consequently are well-positioned to quickly react to changing oil price scenarios and for continued secure growth. We are ready for 2016 and eager to begin working on the attractive opportunities – both organic and new project acquisitions – ahead.”

______________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

2016 STRATEGY AND OUTLOOK

Balance: Cash Preservation and Cash Generation

GeoPark’s strategic approach to 2016 is guided by the following principles:

•	Secure Base: Secure a strong base program for any pricing environment – prioritizing lower risk, higher netback, and fastest cash flow producing projects

•	Capital Allocation Discipline: Select the best projects out of a large number of projects presented by each country, based on technical, economic and strategic criteria

•	Work Program Flexibility: Maximize optionality and flexibility to add or reduce projects based on oil price and project performance

•	Protect Long Term: Protect key assets, tools and capabilities necessary for long-term plan and success

•	Build Scale: Acquire attractive new assets, taking advantage of unique market opportunity

In preparation for continued volatility, GeoPark has developed multiple scenarios for its 2016 Work and Investment Program:

Base Case Work Program ($35-40/bbl Oil Price):

•	Production: Consolidated 2016 average production of approximately 22,400-23,400 boepd representing a 10-15% increase over the 2015 average production level of approximately 20,400 boepd

•	Capital Expenditure: 2016 base capital expenditure program of $45-55 million entirely funded by cash flow from operations. (Approximately $20-25 million of this amount represent maintenance capital expenditures, thereby providing flexibility in making any work program adjustments.)

Break-down of capital expenditure program by each business unit:

•	Colombia: $30-35 million: Focus on Llanos 34 Block (GeoPark operated with a 45% working interest (WI)). Work plan includes drilling of 6-8 gross wells (5-7 development wells, 1 exploratory well) and facilities construction

•	Chile: $10-13 million: Resume drilling activities on Fell Block (GeoPark operated with a 100% WI) with focus on gas projects. Work plan includes drilling 2 wells (1 development well, 1 exploratory well) plus workovers and expansion of existing Ache gas treatment facilities

•	Brazil: $4-5 million: Initiating drilling activity with 2-3 exploration wells in the Round 11 Reconcavo and Potiguar onshore exploratory blocks (GeoPark operated with a 100% WI) plus seismic acquisition in Round 12 Sergipe Alagoas Block (GeoPark operated with a 100% WI)

•	Argentina: $1-2 million: Seismic acquisition, geoscience and environmental studies in Sierra del Nevado Block and Puelen Block (non-operated with a 18% WI)

•	Peru: $0.5-1 million: Facility improvements upon final closing of the transaction[1]

In addition, GeoPark has developed upside and downside work program scenarios based on oil price and project performance:

Upside Case Work Program ($50+/bbl Oil Price):

•	Production: Consolidated 2016 average production of approximately 25,500-26,500 boepd representing a 25-30% increase over the 2015 average production level of approximately 20,400 boepd

•	Capital Expenditure: Alternative capital expenditure program of approximately $75-90 million to be selected from 30 identified projects designed to increase reserves and production

Downside Case Work Program ($25-30/bbl Oil Price):

•	Production: Consolidated 2016 average production of approximately 20,400-21,400 boepd representing a 0-5% increase over the 2015 average production level of approximately 20,400 boepd

•	Capital Expenditure: Alternative capital expenditure program of approximately $20-25 million consisting mainly of certain low risk and quick cash flow generating projects in Colombia

For further information please contact:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

GeoPark can be visited online at www.geo-park.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
EPS	Earnings per share
IPO	Initial Public Offering
mbbl	Thousand barrels of oil
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 and/or 2016 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: January 5, 2016